SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


     -------------------------------
            IN THE MATTER OF
         NIPSCO INDUSTRIES, INC.               CERTIFICATE
                                               PURSUANT TO
            File No. 70-9197                     RULE 24

     (Public Utility Holding Company
              Act of 1935)
     -------------------------------


        This Certificate of Notification (the "Certificate") is filed by NIPSCO Industries, Inc. ("Industries"), an Indiana corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transaction proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Industries in File No. 70-9197. The transaction was authorized by Order of the Securities and Exchange Commission (the "Commission") dated February 10, 1999 (the "Order"). Industries hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

        i. That, on February 12, 1999, Industries acquired all of the issued and outstanding common stock of Bay State Gas Company ("Bay State"), a Massachusetts corporation and a "gas utility company" within the meaning of Section 2(a)(4). Through Bay State, Industries also acquired all of the issued and outstanding common stock of Northern Utilities, Inc. ("Northern"), a New Hampshire corporation and a "gas utility company." Bay State and Northern are now wholly-owned subsidiaries of Industries.

        ii. That, in consideration for the shares of common stock of Bay State, each share of Bay State common stock was converted into the right to receive $40 in cash or 1.4414 shares of Industries common stock. In connection with the acquisition of Bay State by Industries, holders of certificates formerly representing shares of Bay State common stock will receive cash or shares of Industries common stock as soon as practicable after the end of the cash election deadline in accordance with and subject to the limitations set forth in the Agreement and Plan of Merger dated December 18, 1997, as restated and amended as of March 4, 1998, and as further amended as of November 16, 1998, among Industries, Bay State and Acquisition Gas Company, Inc. and the cash election documents. Industries registered 28,000,000 shares of its common stock, without par value, in a public offering registered with the Commission under the Securities Act of 1933 in File No. 333-50537.





        iii. The transaction approved by the Commission has been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

        iv. Filed herewith as Exhibits F-4 and F-6, respectively, are "past-tense" legal opinions of Schiff Hardin & Waite and Day, Berry & Howard, counsel for Industries.


















































                              S I G N A T U R E


             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                      NIPSCO INDUSTRIES, INC.


                                      By: /s/ Gary L. Neale
                                          ------------------------------
                                          Name:   Gary L. Neale
                                          Title:  Chairman and President




   February 22, 1999





































                                                              EXHIBIT F-4
                                                              -----------


   Peter V. Fazio, Jr.
   (312) 258-5634
   E-mail: pfazio@schiffhardin.com


                              February 22, 1999


   Securities and Exchange Commission
   450 Fifth Street, N.W.
   Washington, D.C.  20549


   Ladies and Gentlemen:

        We have acted as counsel for NIPSCO Industries, Inc., an Indiana corporation ("NI"), in connection with the merger (the "Transaction") of Bay State Gas Company, a Massachusetts corporation ("Bay State"), with and into Acquisition Gas Company, Inc., a wholly owned subsidiary of NI and a Massachusetts corporation ("Acquisition"), pursuant to the Agreement and Plan of Merger dated as of December 18, 1997, and amended and restated as of March 4, 1998, and further amended as of November 16, 1998, among NI, Acquisition and Bay State (the "Merger Agreement"). This opinion is being delivered at NI's request in connection with NI's Rule 24 Certificate which it is filing with the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935 (the "Rule 24 Certificate") in connection with the Transaction.

        As such counsel, we have examined originals or copies of (i) the Application-Declaration of NI on Form U-1 in File No. 70-9197, as amended, and the SEC's order dated February 10, 1999 approving said Application-Declaration, (ii) the Merger Agreement, (iii) NI's Registration Statement on Form S-4, as amended (Registration No. 33-50537), filed with the SEC under the Securities Act of 1933, as amended, (iv) the Articles of Incorporation and By-Laws of NI, (v) resolutions adopted by the Board of Directors of NI and (vi) certificates of public officials. In addition, we have examined such other documents and matters of law and made such inquiries as we have deemed necessary or appropriate to enable us to render the opinions expressed below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents. As to any facts material to our opinion, we have, when relevant facts were not independently established by us, relied upon the aforesaid instruments and documents.

        Based upon and subject to the foregoing and further qualifications set forth below, we are of the opinion that:





   Securities and Exchange Commission
   February 22, 1999
   Page 2


        1. All laws of the State of Indiana applicable to the Transaction have been complied with.

        2. NI is a corporation duly incorporated and validly existing under the laws of the State of Indiana, and the NI common shares, without par value, and related preferred share purchase rights (the "Shares"), issuable pursuant to the Transaction, when issued as contemplated by the Merger Agreement, were validly issued, fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto as set forth in the Articles of Incorporation of NI.

        3. NI has legally acquired all of the outstanding shares of common stock of Bay State.

        4. The consummation of the Transaction did not violate the legal rights of the holders of any securities issued by NI or any associate company thereof.

        The foregoing opinions are subject to the following qualifications:

        (i) Except as set forth below, the law covered by the opinions expressed herein is limited to the laws of the State of Indiana and the federal securities laws of the United States of America. The opinions with respect to the laws of the State of Indiana are limited to the Indiana Business Corporation Law and Article I of Title 8 of the Indiana Code which is the statute regulating public utilities.

        (ii) With respect to matters governed by the laws of the Commonwealth of Massachusetts, in rendering our opinion at paragraph 3 above, we have relied on the opinion dated February 22, 1999 of Day Berry & Howard to the SEC.

        We hereby consent to the filing of this opinion in connection with the Rule 24 certificate.

                                      Very truly yours,

                                      SCHIFF HARDIN & WAITE

                                    By:  /s/ Peter V. Fazio, Jr.
                                        -----------------------------
                                             Peter V. Fazio, Jr.

   LGR/js





                                                              EXHIBIT F-6
                                                              -----------


                                      February 22, 1999



   Securities and Exchange Commission
   450 Fifth Street, NW
   Washington, D.C.  12549

   Re:  File Number: 70-9197
        Application/Declaration by NIPSCO Industries, Inc. on Form U-1

   Ladies and Gentlemen:

        We have acted as special counsel to NIPSCO Industries, Inc., an Indiana corporation ("Industries"), in connection with the merger (the "Transaction") of Bay State Gas Company, a Massachusetts corporation ("Bay State"), with and into Acquisition Gas Company, Inc., a Massachusetts corporation and a wholly owned subsidiary of Industries ("Acquisition"), pursuant to an Agreement and Plan of Merger between Industries, Acquisition and Bay State dated as of December 18, 1997, as amended and restated as of March 4, 1998 and as further amended by a First Amendment to Amended and Restated Agreement and Plan of Merger dated as of November 16, 1998 (the "Merger Agreement"). We are furnishing this opinion to you in connection with Industries Rule 24 Certificate (the "Rule 24 Certificate") which Industries is filing with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended, in connection with the Transaction.

        In connection with this opinion, we have examined the Merger Agreement, the Application/Declaration, as amended, on Form U-1 of Industries (the "Application") and the Commission's order dated February 10, 1999 approving the Application, and we have examined or caused to be examined such other papers, documents and records, and have made such examination of law and have satisfied ourselves as to such other matters, as we have deemed relevant or necessary for the purpose of this opinion.

        Based upon the foregoing, we are of the opinion that:

        (1) All state laws applicable to Industries in connection with the Transaction have been complied with; and

        (2) Industries has legally acquired all of the outstanding shares of common stock of Bay State.

        The opinions expressed herein are qualified in their entirety as follows: (i) no opinions are expressed with respect to laws other than those of (A) the Commonwealth of Massachusetts, (B) the State of New Hampshire, and (C) the State of Maine, (ii) the opinions with





   Securities and Exchange Commission
   February 22, 1999
   Page 2

   respect to the laws of the States of New Hampshire and Maine are limited to the regulatory approvals of the Transaction obtained from the New Hampshire Public Utilities Commission and the Maine Public Utilities Commission, respectively, under the laws regulating public service companies in such states, and (iii) the opinions with respect to the laws of the Commonwealth of Massachusetts are limited to the approvals of the Transaction and the articles of merger obtained from the Massachusetts Department of Telecommunications and Energy and the Massachusetts Secretary of State under the laws regulating gas companies in such state.

        We hereby consent to (i) the filing of this opinion in connection with the Rule 24 Certificate, and (ii) the reliance by Schiff Hardin & Waite on our opinion in paragraph (2) above with respect to matters governed by the laws of the Commonwealth of Massachusetts in rendering its opinion to be filed with the Rule 24 Certificate.

                                      Very truly yours,


                                      /s/ DAY, BERRY & HOWARD LLP
                                      --------------------------------
                                          DAY, BERRY & HOWARD LLP

   DBH:JAC/beh